UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 2
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Teleconference
Portuguese
Wednesday, May 4, 2005
10:00 a.m. (SP)
9:00 a.m. ( US ET)
(55 11) 2101-1490
Code: CPFL
*Webcast:
http://ri.cpfl.com.br

Teleconference
English
Wednesday, May 4, 2005
12:00 a.m. (SP),
11:00 p.m. ( US ET)
(1-973) 935-2403
Code: CPFL or 6015299
*Webcast:
http://ri.cpfl.com.br

APIMEC Meeting SP
May 17, 2005
Tuesday, 16:00 p.m.
Hotel Renaissance
Sala Amazônia
Al. Jaú, 1620, São Paulo
RSVP: (11) 3107-1571ou
apimecsp@apimecsp.com.br

ABAMEC Meeting RJ
May 23, 2005
Monday, 17:00 p.m.
JW Marriott Hotel
Sala Wayana
Av. Atlântica, 2600
Copacabana, Rio de
Janeiro
RSVP: (21) 2509-9596 ou
secretaria@abamec.com

1Q05 Results
May 3, 2005

Bovespa: CPFE3 R$ 20.15 / share
NYSE: CPL US$ 24.00 / ADR (1 ADR= 3 shares)
Total nº of shares = 451.6 million
Market Capitalization: R$ 9.1 billion
Prices as of 05/03/05

CPFL ENERGIA REPORTS R$ 166 MILLION NET INCOME

São Paulo, May 3, 2005 – CPFL Energia S.A. (Bovespa: CPFE3 e NYSE: CPL), announces today its first quarter (1Q05) results. Financial and operating information herein is presented on a consolidated basis and in accordance with Brazilian Corporate Law. Comparisons refer to 1Q04, unless otherwise indicated.

1Q05 HIGHLIGHTS

  Net income of R$ 166 million in 1Q05, reverting the net loss of R$ 12 million in 1Q04.

  Gross revenue of R$ 2.5 billion, representing an increase of 14.2% and net revenue of R$ 1.8 billion, a 15.4% growth.

  EBITDA(1) added up to R$ 507 million, indicating a 20.7% increase in 1Q05.

  Debt was reduced by 12.8% and the Company’s indebtedness profile improved.

  The Company’s free float will present an estimated increase of 1.3%(2) in the next twelve months, due to IFC loan conversion to stocks of CPFL Energia.

  Energy consumption growth of 4.3%(3) in CPFL’s area and 7.2% demand growth in concession area

  Consistent operating and results growth of CPFL Brasil.

(1) EBITDA is calculated from the sum of net income, taxes, financial results, depreciation/amortization and private pension fund, in addition to adjustments regarding the extraordinary item and non-recurring transactions.
(2) Estimates considering full loan conversion and assumptions of the first installment.
(3) Considering calendar adjustments and CPFL Brasil’s bilateral contracts.

BUSINESS OVERVIEW

CPFL Energia is a non-operating holding Company. Thus, CPFL’s results rely directly on the results of its subsidiaries: CPFL Paulista (94.94%), CPFL Geração (97.01%) and CPFL Brasil (100%).

The following chart provides an overview of stakes held by CPFL Energia in its subsidiaries:

Shares performance in 1Q05

In 1Q05, CPFL Energia shares traded on BOVESPA (“CPFE3”) rose 0.7%, compared to a 1.6% rise of BOVESPA Index (IBOVESPA) and a 2.8% rise of Electricity Index (IEE). The ADRs (CPL) rose 2.7% in the same period, compared to a 2.8% fall in DJIA.

Source: Broadcast

Source: Economática

It is also important to highlight that CPFL Energia’s was included in “Dow Jones Brazil Titan 20 ADR”, a remarkable reference index for Brazilian stocks traded in the international market and the expectation to join IBX 100 Index in September, what will contribute to increase liquidity.

IFC Loan conversion to stocks

In June 2003, CPFL Energia got hold of a US$ 40 million funding from IFC - International Finance Corporation, with conversion to stock rights (full or not, according to IFC’s option), through a Subscription Bond, given to IFC on the Investment Agreement.

In April 2005, IFC declared to CPFL the exercise of its right to convert a US$10 million installment. Conversion will be set at a price per share of R$ 17.57, equivalent to R$ 17.22 (IPO price in September, 29 2004) capitalized at the TJLP rate in excess of 6%. This conversion will result in a 0.32% stake in the Company’s total capital held by IFC.

Moreover, IFC also informed the Company that it intends to exercise its remaining subscription rights in three additional installments over the next twelve months.

In case IFC decides to exercise its remaining subscription rights, free float may reach approximately 16.7% (1), totaling a 1.26% (1) stake in CPFL Energia’s capital held by IFC.

(1) Estimates considering full loan conversion and assumptions of the first installment

PERFORMANCE

Financial Information (R$ Thousand)	Distribution			Generation			Comercialization			CPFL Energia (Consolidated)
	1Q05	1Q04	% Chg	1Q05	1Q04	% Chg	1Q05	1Q04	% Chg	1Q05	1Q04	% Chg
Gross Revenues	2,321,582	2,082,464	11.5	296,292	189,026	56.7	100,917	86,692	16.4	2,500,466	2,189,280	14.2
Net Revenues	1,635,492	1,448,289	12.9	256,265	177,085	44.7	91,284	81,181	12.4	1,764,716	1,529,564	15.4
EBIT	287,561	115,285	149.4	57,259	45,697	25.3	74,051	66,465	11.4	417,383	222,804	87.3
Adjusted EBITDA	376,313	304,249	23.7	52,279	45,757	14.3	81,462	74,085	10.0	506,694	419,818	20.7
Net Income (Loss)	121,538	(23,692)	(613.0)	38,878	30,899	25.8	24,158	16,806	43.7	165,646	(11,959)	(1,485.1)
Total Assets	8,772,763	8,779,095	(0.1)	216,385	177,990	21.6	2,586,256	2,492,906	3.7	12,878,569	12,618,121	2.1
Shareholders' Equity	1,935,467	1,813,929	6.7	38,882	30,902	25.8	1,068,559	1,044,401	2.3	4,261,628	4,095,982	4.0

(*)Considering 100% of Distribution and Generation Businesses

MARKET

Energy sold by CPFL Group through its distribution and commercialization activities to final costumers totaled 9,070 GWh, representing a 3.5% increase (excluding calendar adjustments). This growth reflects basically the increase in the residential, commercial and rural segments due to, mainly, increased income and higher temperatures for the period.

CPFL Brasil played a relevant role in energy sales growth of Group CPFL, mainly by servicing industrial clients which were captive customers from distributors and migrated to the free market.

1Q05 Sales by Customer Breakdown – Excluding calendar adjustments(*)

Sales GWh 1Q05
Segments	Paulista	Piratininga	RGE	Brasil	CPFL Energia
Residential	1,324	595	244	-	2,163
Industrial	1,690	894	442	1,336	4,362
Commercial	838	356	142	5	1,341
Rural	195	41	170	-	406
Others	530	165	88	15	798
Total	4,577	2,051	1,086	1,356	9,070
	(*) Includes CPFL Brasil’s bilateral contracts

Sales Comparison 1Q05 vs. 1Q04 - Excluding calendar adjustments (*)

CPFL Energia Consolidated
Sales in GWh
Segments	1Q05	1Q04	% Change
Residential	2,163	2,091	3.4
Industrial	4,362	4,276	2.0
Commercial	1,341	1,242	8.0
Rural	406	381	6.6
Others	798	775	3.0
Total	9,070	8,765	3.5
(*) Includes CPFL Brasil’s bilateral contracts

1Q05 Sales Breakdown by Segment

Considering the same 2005 year calendar basis, which has fewer days when compared to 2004 (leap year), CPFL group’s energy sales recorded a 4.3% increase, among which we highlight residential, commercial and rural segment increase of 5.1%, 8.7% and 8.9%, respectively.

Sales Comparison 1Q05 vs. 1Q04 – Same 2005 Calendar Basis

CPFL Energia Consolidated
Sales (in GWh)
Segments	1Q05	1Q04	% Change
Residential	2,163	2,058	5.1
Industrial	4,362	4,264	2.3
Commercial	1,341	1,234	8.7
Rural	406	373	8.9
Others	798	772	8.4
Total	9,070	8,700	4.3
(*) Includes CPFL Brasil’s bilateral contracts

It’s important to point out that, in 1Q05, demand in CPFL group distributors’ concession area increased 7.3%, higher than the 7.1% raise in Brazil and the 6.1% increase in Southeast Region.

FINANCIAL PERFORMANCE

Gross Revenue

Gross operating revenue reached R$ 2.5 billion in 1Q05, representing an increase of 14.2% .

Gross Revenue (R$ billion)

The determining factors for revenue increase in 1Q05 were:

i.	Increase of 3.5% in total sales volume, as mentioned before;

ii.	Tariff adjustments at CPFL’s subsidiaries Paulista, RGE and Piratininga;

iii.	Revenue increased by 171% for the use of distribution system (TUSD), totaling R$ 95.3 million; and

iv.	Revenue increase of 26.8% derived from energy supply to other agents, by CPFL Geração and CPFL Brasil.

Net Revenue in 1Q05 reached R$ 1.8 billion, representing a 15.4% growth in comparison to 1Q04.

Energy Costs

Cost of energy services in 1Q05 totaled R$ 919.6 million, a 9.9% increase, impacted basically by the higher charges from usage of energy network, adding up R$ 203.6 million, a 75.8% increase, mainly due to the increase in tariffs resulted from the transferring of the generation and transmission costs and from the IGP-M variation. In the quarter, energy cost purchased for resale remained flat, totaling R$ 716 million.

Operating Costs/Expenses

Operating Costs / Expenses reached R$ 427.7 million in 1Q05, representing a 9.1% reduction in comparison to 1Q04.

Operating Expenses
R$ thousand	1Q05	1Q04	% Change
Payroll	75,521	74,524	1.3
Material	9,356	7,919	18.1
Third-Part Services	54,245	48,727	11.3
Others	52,639	49,766	5.8
Employee Pension Plans	22,408	39,930	-43.9
Depreciation and Amortization	74,347	66,832	11.2
Amortization of Merged Goodwill	2,037	91,211	-97.8
CCC Subsidy	76,663	58,570	30.9
CDE Subsidy	60,518	32,881	84.1
Total	427,734	470,360	-9.1

• Manageable Expenses – Payroll, Material, Third-part services & other

Manageable Expenses totaled R$ 191.8 million in 1Q05, representing a 6.0% increase. This increase, lower than the inflation for the period, occurred basically due to cost control program and the established operating synergies between the group’s companies.

• Private Pension Fund

Expenses related to the Private Pension Fund were 43.9% lower in 1Q05, totaling R$ 22.4 million. This reduction reflects adjusts made from third-party actuarial’s calculations, considering assumptions such as mortality table and expected income from the fund’s investments.

• Amortization of Incorporated Goodwill

Goodwill amortization was reduced by R$ 89.2 million in 1Q05, representing a 97.8% drop. This reduction occurred mainly due to a change in amortization curve of goodwill from RGE and CPFL Paulista (combined with a provision for goodwill amortization, in accordance to the resolution 319 from CVM).

• Energy Development Account CDE and CCC

These expenses refer to contribution made by energy distribution companies to development projects and alternative energy sources incentive programs. CDE expenses totaled R$ 60.5 million, an 84.1% increase and CCC expenses totaled R$ 76.7 million, 30.9% higher than 1Q04. These increases were mainly a consequence of the deferred amortization in 2004 and the tariff adjustments of its subsidiaries.

Income from Electric Utility Service

In 1Q05, income from electric utility service achieved R$ 417.4 million, an 87.3% increase. This evolution is result of two factors:

i. Revenues increase:

  Increase in total energy sold;

  Tariff readjustments by distribution subsidiaries;

  TUSD revenue increase; and

  Energy supply revenue increase.

ii. Operating costs reduction:

  Change in the amortization curve and constitution of goodwill provision in CPFL Paulista;

  Change in the amortization curve of goodwill provision in RGE; and

  Reduction in expenses related to Private Pension Fund.

EBITDA

Consolidated EBITDA was R$ 506.7 million in 1Q05, 20.7% higher when compared to R$ 419.8 million reported in 1Q04. EBITDA is calculated from the sum of net income, taxes, financial results, depreciation/amortization and private pension fund, in addition to adjustments regarding the extraordinary item and non-recurring transactions.

R$ million		1Q 05	1Q04
Net Income		165,646	(11,959)
+	Income tax and Social Contribution	114,900	39,115
+	Depreciation and Amortization	76,384	158,043
+	Private Pension Fund Costs	22,213	39,253
+	Financial Results	119,391	187,234
+	Extraordinary Item	8,160	8,132
+	Adjusts - non current transactions	-	-
=	EBITDA	506,694	419,818

Financial Result

In 1Q05, financial expenses totaled R$ 246.8 million, a 14.1% drop, mainly as a result of the decrease in its debt balance and the change in the Company’s debt profile.

Net financial expenses were R$ 119.4 million in the quarter, representing a 36.2% drop. This reduction is result of lower financial expenses and of the 27.2% increase in financial revenues from market securities and due to the raise in cash balance as a result of funding provided from the IPO.

Net Income

In 1Q05, net income reached R$ 165.6 million, compared to the R$ 12 million loss in 1Q04. This growth is basically due to the increase in operating profit, combined to reduction in financial results.

INDEBTEDNESS

Actions commenced in 2004 regarding its debt management, remain improving indebtedness profile. Financial debt drop 12.8% in 1Q05 when compared to 1Q04, totalizing R$ 5.1 billion.

Debt (R$ billion)

In December 2004, BNDES approved CPFL Paulista and CPFL Piratininga’s compliance in the FINEM – Electric System Expansion and Modernization Program, granting R$ 241 million and R$ 89 million credits, respectively, both TJLP indexed and 6-year maturity. In March, the first disbursement of resources was liberated amounting to R$ 33.7 million. In this month, CPFL Paulista achieved the last settlement to Distributors Capitalization (Funding) Program; and the company is in the final round of negotiations with BNDES.

Loans and Financing (R$ thousands)

	Consolidated

	1T05

		Principal

	Charges	Short-term	Long-term	Total

NATIONAL CURRENCY
BNDES - reempowerment (PCH's)	78	3,683	14,825	18,586
BNDES - Investment	1,341	43,152	775,939	820,432
BNDES - Regulatory Asset	6,507	233,352	491,077	730,936
BNDES - CVA and Resolution 116	1,921	168,105	46,130	216,156
FIDC	24,643	65,230	59,397	149,270
BRPE	-	19,867	10,910	30,777
Furnas Centrais Elétricas S,A,	-	-	85,532	85,532
Financial Institutions	3,522	46,278	157,523	207,323
Others	501	20,045	23,851	44,397

Subtotal	38,513	599,712	1,665,184	2,303,409

FOREIGN CURRENCY
IFC - CPFL Energia	1,755	21,330	85,318	108,403
Floating Rate Notes - CPFL Paulista	6,836	195,166	191,966	393,968
Trade Finance - Sul Geradora	637	101,926	-	102,563
Financial Institutions	2,633	16,223	113,915	132,771

Subtotal	11,861	334,645	391,199	737,705

DEBÊNTURES
CPFL Paulista	128,823	150,710	1,139,663	1,419,196
SEMESA	18,623	107,725	469,205	595,553
BAESA	-	-	50,324	50,324

Subtotal	147,446	258,435	1,659,192	2,065,073

Total	197,820	1,192,792	3,715,575	5,106,187

Efforts towards debt profile improvement can be seen on the debt index composition, where exposure to CDI dropped from 44% to 30% giving in to IGP-M and TJLP indexed debt. Furthermore there was a reduction from 17.2% to 15.6% in the nominal debt cost in 1Q05, and the average term increased from 5.2 to 6 years in the same period.

Debt Profile by Index Type

Adjusted net debt in 1Q05 was R$ 3.7 billion. Adjusted net debt is calculated from the total debt (financial debt + employee pension fund), excluding regulatory assets and cash and cash equivalents.

R$ ‘000	1Q05	1Q04
Total Debt (1)	(6,082,072)	(6,708,853)
+ Regulatory Assets & Liabilities (note 3)	1,450,994	1,639,659
+ Cash & Equivalents	967,898	345,452
= Adjusted Net Debt	(3,663,180)	(4,723,742)
(1) Includes Financial debt+ Private Pension debt (Fundação CESP)

CAPEX

In 1Q05, CPFL Group invested R$ 147 million to maintain and expand its business, of which R$ 37 million were for maintenance and R$ 110 million for expansion

The main CPFL Energia’s investments in the last three years have been focused on:

  Distribution Segment: Expansion of the customer base, as well as the modernization and maintenance of the electric system, aiming at guaranteeing the quality standards in electricity supply and administrative and technological infrastructure to support operating processes of distribution companies;

  Commercialization Segment: Improvement of risk and portfolio management systems;

  Generation Segment: Observance of the hydroelectric power plants (UHE) construction schedule.

  Operations Maintenance: Until 2008, CPFL Energia expects to invest approximately R$ 657 million for operations maintenance, of which R$ 49 million destined to generation segment and R$ 608 million directed to distribution segment.

  Business Expansion: Until 2008, the expected CAPEX for distribution and generation businesses expansion are around R$ 1.9 billion, or R$ 634 million and R$ 1.3 billion respectively for each segment. The resources have been obtained for this purpose through financing sources including BNDES, among others, and through the use of the own cash generation added to the incoming resources of the IPO in the amount of R$ 310 million. Investments in generation segment will add 1,113 MW installed capacity to the group, while investment in distribution segment will allow the addition of 600 thousand new customers.

Maintenance CAPEX	Expansion CAPEX
(R$ million)	(R$ million)

BUSINESS OUTLOOK

  Distribution Segment

Gross Revenue

In 1Q05, gross revenue from the energy sales and/or from the distribution business totaled R$ 2.3 billion, corresponding to an 11.5% increase mainly due to the combined effect from the growth in residential, commercial and rural segments, to tax readjustments in the subsidiaries and to TUSD revenue.

Gross Revenue (R$ million)

Increase in revenue would be higher, if captive customers’ migration to the free market were lower. This migration impacted to the loss of 18.8% and 5.9% in industrial and total sales volumes, respectively. In the comparison excluding this effect, CPFL would have a sales increase of 8.4% in industrial segment, totalizing a 6.3% growth in the distributors.

Sales Comparison 1Q05 vs. 1Q04
Excluding Calendar Adjustments

Distribution Segment	1Q05	1Q04	% Change
Sales (in GWh)
Residential	2,163	2,091	3.4
Industrial	3,026	3,726	(18.8)
Commercial	1,336	1,237	8.0
Rural	406	381	6.6
Others	783	761	2.9
Total	7,714	8,196	(5.9)

Considering calendar adjustments, distribution energy sales would reduce 5.0% compared to 1Q04.

Sales Comparison 1Q05 vs. 1Q04
Same Calendar Basis

Sales (in GWh)	1Q05	1Q04	% Change
Residential	2,163	2,058	5.1
Industrial	3,026	3,702	(18.3)
Commercial	1,336	1,228	8.8
Rural	406	373	8.9
Others	783	758	3.3
Total	7,714	8,119	(5.0)

It’s important to point out the reduction on sales in consequence of captive customers migration to free market has an offset impact in distributors results due to counterpart effect in growth of TUSD revenues. These revenues achieved R$ 95.3 million in 1Q05 from R$ 35.2 million in 1Q04, corresponding to a 170.9% increase.

EBITDA

EBITDA of distribution business was R$ 376.3 million in 1Q05, 23.7% above the R$ 304.2 million reported in 1Q04. This growth was basically from the increase in revenues from the supplied electricity and from TUSD revenues.

Net Income

Consolidated net income from the distributors reached R$ 121.5 million in 1Q05, representing a 613% growth from a R$ 23.7 million loss in 1Q04. This increment was mainly as consequence of the 34.8% reduction in net financial expenses – resulted from the new indebtedness profile - and from the goodwill amortization criterion change which reduced 97.8% in this account.

Economic and Financial Indexes R$ million	Paulista*			Piratininga*			RGE*

	1Q05	1Q04	% Change	1Q05	1Q04	% Change	1Q05	1Q04	% Change
Gross Revenue	1,331.2	1,163.5	14.4	659.8	629.1	4.9	493.0	432.2	14.1
EBITDA	277.9	193.7	43.5	113.8	91.2	24.9	68.7	42.0	63.5
Net Income	121.5	-23.7	613.0	53.0	35.3	50.2	18.4	-11.9	254.1

(*) Considering 100% of the Distribution Companies

Tariff Adjustment in CPFL Paulista

In April 2005, ANEEL (Brazilian Electricity Energy Agency) approved the tariff adjustment for CPFL Paulista establishing a 20.29% increase in supply tariffs. The main alteration from 2005’s final version from the temporarily adjustment settled in 2004 was the reduction in Gross Revenue Basis, partially offset by the increase in Reintegration Quota and in the limit of operating costs and provisions for doubtful accounts.

Additionally, CPFL is requiring revision about depreciation rate (from 4.64% to 4.85%) and energy loss rates considered by ANEEL. Financial statements already reflect this revision, once, due to the nature and transparency through which the information to be used by ANEEL when revising this rate may be proved, controlling Company’s management expects to be successful in these discussions.

Main impacts of this revision were:

  Gross revenue: R$ 26.5 million drop (R$ 48.9 million loss from the changes in final version + R$ 22.4 million gained in depreciation rate inquiry);

  EBITDA: R$ 24 million reduction; and

  Net Income: R$ 15.8 million decrease.

Distributor’s current position of tariff conditions:

	Base Value
	R$ million	Status	IRT[1]	Tax Revision
			17.74%	20.29%
Paulista	2,217	Definitive	Applied
			April'05	ref. April'03

			14.00%[1]	10.51%
Piratininga	930	Provisory	Applied
			Oct'04	ref. Oct'03

			21.93%	27.96%
RGE	833	Definitive	Applied
			April'05	ref April'03
¹ Full Readjustments

• Commercialization Segment - CPFL Brasil

Gross Revenue

In 1Q05, CPFL Brasil gross revenue increased 56.7%, totaling R$ 296.3 million. This growth basically reflects the capture of new costumers in the free market, also the supply increase to group’s companies and short-term market sales. It’s important to point out the 84.5% growth in high-added value services through our distributors.

Gross Revenue (R$ million)

Sales to final custumers totaled 1,356 GWh, representing a 133.4% increase. Industrial segment achieved a 137.7% increase, as a result of capturing costumers from free market, through former CPFL group customers’ retention and out-of-concession area customers’ acquisition.

Sales Comparison 1Q05 vs 1Q04 – CPFL Brasil(*)

Sales (in GWh)
Segments	1T05	1T04	Var.%

Residential	-	-	-
Industrial	1,336	562	137.7
Commercial	5	5	5.8
Rural	-	-	-
Others	15	14	4.8
Total	1,356	581	133.4
(*) Includes bilateral contracts

EBITDA

CPFL Brasil EBITDA achieved R$ 57.3 million in 1Q05, 25.2% higher than the R$ 45.8 million reported in 1Q04, mainly as a consequence of the increase in energy sales.

Net Income

In 1Q04, CPFL Brasil net income totaled R$ 38.9 million, increasing 25.8%, when compared to the R$ 30.9 million realized 1Q04.

• Generation Segment– CPFL Geração

Gross Revenue

Initially impact from beginning of Monte Claro hydroelectric power plant, adding a R$ 9 million in 1Q05, CPFL Geração gross revenue reached R$ 100.9 million, corresponding to a 16% growth. Readjusted tariffs in SEMESA and CPFL Centrais Elétricas supply contracts have also contributed for the improvement in revenue.

Gross Revenue (R$ million)

EBITDA

In 1Q05, CPFL Geração EBITDA totaled R$ 81.5 million, representing a 10% increase when compared to the R$ 74.1 million from 1Q04, mainly as result of the revenue increase from energy sales and the 29.5% reduction in cost of electricity energy purchased for resale.

Net Income

Net income in the generation segment totaled R$ 24.2 million, a 43.7% increase, due to the 11.2% drop in net financial expenses.

Material Events Related to Projects

In 1Q05, there were material events related to the generation projects, in which it is important to point out:

  Pre-Environmental License Issuing in March 2005 for re-empowerment PCH
  Gavião Peixoto; and

  Conclusion of deforesting activities in the area of Barra Grande hydroelectric power plant’s future reservoir, which enables IBAMA to issue the Operating License for this power plant.

BUSINESS PERSPECTIVES

CPFL seeks to add value through the right positioning in different segments of the electricity industry

  Expansion of Distribution
CPFL Group has consolidated position in this segment and plans to capitalize on its experience in integration and operating efficiency in the energy distribution to make new acquisitions, using the many resources available to CPFL Group, including new stock issues and access to the equities market, reaching a 25% free-float, in accordance with the Novo Mercado - Bovespa regulations.

  Generation Projects

CPFL is involved in four generation projects, composed by 6 hydroelectric power plants. The first one, Monte Claro Power Plant, part of the Ceran Complex, was concluded in December 2004. At the conclusion of these projects, part of the business strategy of the group, CPFL shall increase installed power capacity from 897 MW to 1990 MW up to 2008. In this period, CPFL Energia will be responsible for 35% of all added energy in the electric sector.

Moreover, CPFL may seek investment opportunities in new PCHs – Small Hydroelectric Plants, in the purchase of existing assets and greenfields generation investments.

  Electricity Market

CPFL’s market has shown outstanding growth and registered in 1Q05 a larger growth rate than the rates of Southeast Region and Brazil, reaching a higher level than the pre-rationing period (2000). CPFL Brasil had an important role in this market growth, keeping the free customers within CPFL Group.

Consumption Evolution
Brazil vs. SE vs. CPFL

IR Team:

José Antonio de Almeida Filippo - DRI
Vitor Fagá de Almeida – Gerente de RI	E-mail:	Phone: (+55 19) 3756-6083
Adriana M. Sarinho Ribeiro	ri@cpfl.com.br	Fax: (+55 19) 3756-6089
Alessandra M. Mazia Munhoz
Felipe Viana de Paula
Sílvia Emanoele P. de Paula
Vitor Fagali de Souza

ri.cpfl.com.br

CPFL Energia is one of the largest private companies in the distribution, generation and commercialization of electric energy in Brazil. CPFL is the only private company in the Brazilian electric energy sector that adopted the best corporate governance practices Bovespa - Novo Mercado and also has a level-3 ADR program in NYSE - New York Stock Exchange. Our strategy is focused on the improvement of the efficiency of our operations, on the conclusion of current generation project and pursuing new projects, on the strengthening our commercialization business, developing new value-added products and services, and on strategically positioning the company to benefit from the sector consolidation, taking advantage of our experience in integrating and restructuring other operations.

CPFL Energia S.A.
(Convenience Translation into English from the Original Previously Issued in Portuguese)
Balance Sheets as of March 31, 2005 and December 31, 2004
	(In thousands of Brazilian Reais)

	Company		Consolidated

ASSETS	03/31/2005	12/31/2004	03/31/2005	12/31/2004

CURRENT ASSETS
Cash and cash equivalents	330,964	186,385	967,898	817,724
Consumers, concessionaires and permittees	-	-	1,613,304	1,572,487
Dividends and interest on equity	243,424	387,387	-	-
Other receivables	115	115	69,845	68,944
Securities	-	-	-	-
Recoverable taxes	44,473	48,838	188,953	174,663
Allowance for doubtful accounts	-	-	(47,550)	(50,420)
Inventories	-	-	8,043	7,575
Deferred tariff costs	-	-	521,490	463,928
Prepaid Expenses	-	-	9,754	9,425
Other	-	-	135,303	158,339

	618,976	622,725	3,467,040	3,222,665

NONCURRENT ASSETS
Consumers, concessionaires and permittees	-	-	579,957	582,290
Related parties	-	-	-	-
Other receivables	-	-	112,153	125,259
Escrow deposits	-	-	165,043	145,396
Securities	-	-	850	850
Recoverable taxes	-	-	45,993	33,551
Deferred tax credits	-	-	1,033,691	1,055,675
Advance for future capital increase	-	-	-	-
Deferred tariff costs	-	-	524,537	580,232
Prepaid Expenses	-	-	62,666	49,186
Other	-	-	124,923	97,700

	-	-	2,649,813	2,670,139

PERMANENT ASSETS
Investiments	3,918,898	3,754,635	2,804,359	2,841,132
Property, plant and equipment	-	-	4,518,980	4,414,917
Special liabilities	-	-	(603,638)	(588,053)
Deferred charges	96	-	42,015	57,321

	3,918,994	3,754,635	6,761,716	6,725,317

TOTAL ASSETS	4,537,970	4,377,360	12,878,569	12,618,121

CPFL Energia S.A.
(Convenience Translation into English from the Original Previously Issued in Portuguese)
Balance Sheets as of March 31, 2005 and December 31, 2004
(In thousands of Brazilian Reais)

	Company		Consolidated

LIABILITIES AND SHAREHOLDERS´ EQUITY	03/31/2005	12/31/2004	03/31/2005	12/31/2004

CURRENT LIABILITIES
Suppliers	3,886	6,831	636,222	663,857
Payroll		-	3,392	3,792
Debt Charges	1,755	3,556	50,374	39,748
Debenture charges	-	-	147,446	98,490
Loans and financing	21,330	10,618	934,357	864,573
Debentures	-	-	258,435	257,502
Private pension plans	-	-	108,555	100,530
Regulatory charges	-	-	66,430	61,504
Taxes and payroll charges	628	4,489	398,414	409,474
Employee profit sharing	13	-	15,331	5,284
Dividends and interest on capital	140,147	140,147	155,840	158,644
Related parties	58	58	-	-
Accrued liabilities	8	7	24,548	25,935
Deferred tariff costs	-	-	164,135	148,536
Derivative contracts	5,581	2,934	47,375	43,056
Other	2	2	197,925	116,318

	173,408	168,642	3,208,779	2,997,243

LONG-TERM LIABILITIES
Suppliers	-	-	240,377	229,874
Loans and financing	85,318	95,558	2,056,383	2,144,341
Debentures	-	-	1,659,192	1,640,705
Private pension plans	-	-	787,378	798,903
Taxes and payroll charges	-	-	80,759	86,503
Reserve for contingencies	-	-	323,107	304,036
Deferred tariff costs	-	-	20,560	47,209
Derivative contracts	17,616	17,178	32,577	44,696
Other	-	-	62,565	91,611

	102,934	112,736	5,262,898	5,387,878

MINORITY INTEREST	-	-	145,264	137,018

SHAREHOLDERS´ EQUITY
Capital	4,082,036	4,082,036	4,082,036	4,082,036
Capital reserves	13,946	13,946	13,946	13,946
Profit retention	165,646	-	165,646	-

	4,261,628	4,095,982	4,261,628	4,095,982

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	4,537,970	4,377,360	12,878,569	12,618,121

CPFL Energia S.A.
(Convenience Translation into English from the Original Previously Issued in Portuguese)
Statement of Operations for the Quarters Ended March 31, 2005 and 2004
(In thousands of Brazilian Reais)

	Company		Consolidated

	2005	2004	2005	2004

	From January	From January	From January	From January

	to March	to March	to March	to March

OPERATING REVENUES
Energy sales to final consumers	-	-	2,270,094	2,046,889
Energy sales to distributors	-	-	104,374	82,300
Other	-	-	125,998	60,091

	-	-	2,500,466	2,189,280
DEDUCTIONS FROM OPERATING REVENUES
ICMS (State VAT)	-	-	(433,110)	(369,724)
PIS (tax on revenue)	-	-	(39,486)	(63,759)
COFINS (tax on revenue)	-	-	(181,269)	(115,709)
ISS (service tax)	-	-	(161)	(87)
Global Reversion Quota	-	-	(10,787)	(12,007)
Emergencial charges (ECE/EAEE)	-	-	(70,937)	(98,430)

	-	-	(735,750)	(659,716)

NET OPERATING REVENUES	-	-	1,764,716	1,529,564

ELECTRIC UTILITY SERVICE COSTS
Electricity Costs
Electricity purchased for resale	-	-	(716,025)	(720,574)
Electricity network usage charges	-	-	(203,574)	(115,826)

	-	-	(919,599)	(836,400)
Operating Costs
Personnel	-	-	(48,095)	(48,511)
Private pension plans	-	-	(22,213)	(39,253)
Materials	-	-	(7,570)	(6,184)
Outside services	-	-	(20,815)	(17,472)
Depreciation and amortization	-	-	(66,400)	(61,010)
Fuel usage quota (CCC)	-	-	(76,663)	(58,569)
Energy development account (CDE)	-	-	(60,518)	(32,882)
Other	-	-	(1,845)	(1,525)

	-	-	(304,119)	(265,406)

Outside Services Costs	-	-	(1,062)	(1,240)

GROSS PROFIT	-	-	539,936	426,518

OPERATING EXPENSES
Selling	-	-	(43,838)	(39,809)
General and Administrative	(1,487)	(4,643)	(67,525)	(67,301)
Other	-	-	(9,153)	(5,393)
Amortization of goodwill from merger	-	-	(2,037)	(91,211)

	(1,487)	(4,643)	(122,553)	(203,714)

INCOME (LOSS) FROM ELECTRIC UTILITY SERVICE	(1,487)	(4,643)	417,383	222,804

EQUITY IN SUBSIDIARIES	177,700	24,477	-	-

FINANCIAL INCOME
Financial income	10,276	11,297	127,447	100,195
Financial expenses	(20,420)	(43,090)	(246,838)	(287,429)

Goodwill amortization of investment	(13,437)	(18)	(28,362)	(41,019)
Other financial expenses	(6,983)	(43,072)	(218,476)	(246,410)

	(10,144)	(31,793)	(119,391)	(187,234)

INCOME FROM OPERATIONS	166,069	(11,959)	297,992	35,570

NONOPERATING INCOME
Nonoperating income	-	-	377	2,116
Nonoperating expense	-	-	(1,416)	(1,948)

	-	-	(1,039)	168

INCOME BEFORE TAXES ON INCOME AND EXTRAORDINARY ITEM	166,069	(11,959)	296,953	35,738

Social Contribution Tax	(113)	-	(25,661)	(13,620)
Deferred Social Contribution Tax	-	-	(4,858)	4,696
Income Tax	(310)	-	(69,448)	(39,203)
Deferred Income Tax	-	-	(14,933)	9,012

	(423)	-

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND MINORITY INTEREST
	165,646	(11,959)	182,053	(3,377)

Extraordinary Item, Net of Tax Effects	-	-	(8,160)	(8,132)

INCOME (LOSS) BEFORE MINORITY INTEREST	165,646	(11,959)	173,893	(11,509)
Minority Interest	-	-	(8,247)	(450)

NET INCOME (LOSS) FOR THE PERIOD	165,646	(11,959)	165,646	(11,959)

Companhia Paulista de Força e Luz
(Convenience Translation into English from the Original Previously Issued in Portuguese)
Statement of Operations for the Quarters Ended March 31, 2005 and 2004
(In thousands of Brazilian Reais)

	Company		Consolidated

	2005	2004	2005	2004

	From	From	From	From
	January to	January to	January to	January to
	March	March	March	March

OPERATING REVENUES
Electricity sales to final consumer	1,276,485	1,135,744	2,192,626	2,015,010
Electricity sales to distributors	468	2,282	5,874	8,587
Other	54,238	25,440	123,082	58,867

	1,331,191	1,163,466	2,321,582	2,082,464

DEDUCTIONS FROM OPERATING REVENUES
ICMS (State VAT)	(240,378)	(204,322)	(420,522)	(364,864)
PIS (Tax on revenue)	(18,135)	(44,311)	(32,981)	(59,437)
COFINS (Tax on revenue)	(83,589)	(44,815)	(151,299)	(99,974)
ISS (Service tax)	(42)	(35)	(83)	(52)
Global reversion quota	(5,759)	(6,547)	(10,268)	(11,418)
Emergencial charges - ECE/EAEE	(42,010)	(57,040)	(70,937)	(98,430)

	(389,913)	(357,070)	(686,090)	(634,175)

NET OPERATING REVENUES	941,278	806,396	1,635,492	1,448,289

ELECTRIC UTILITY SERVICE COSTS
Electricity Costs
Electricity purchased for resale	(438,877)	(419,293)	(740,259)	(768,293)
Electricity network usage charges	(116,193)	(58,569)	(202,750)	(115,309)

	(555,070)	(477,862)	(943,009)	(883,602)

Operating Costs
Personnel	(31,572)	(31,140)	(46,589)	(47,526)
Private pension plans	(16,602)	(31,418)	(22,115)	(39,253)
Materials	(4,270)	(3,315)	(7,212)	(5,801)
Outside services	(9,620)	(7,420)	(17,390)	(14,825)
Depreciation and amortization	(35,490)	(32,171)	(59,152)	(53,937)
Fuel usage quota (CCC)	(33,262)	(31,379)	(76,663)	(58,512)
Energy development account (CDE)	(32,851)	(19,275)	(60,518)	(32,882)
Other	(392)	(415)	(1,633)	(1,357)

	(164,059)	(156,533)	(291,272)	(254,093)

Outside Services Costs	(453)	(957)	(1,062)	(1,240)

GROSS PROFIT	221,696	171,044	400,149	309,354

OPERATING EXPENSES
Selling	(23,967)	(22,421)	(40,514)	(38,337)
General and Administrative	(33,295)	(32,613)	(61,272)	(59,465)
Other	(4,929)	(3,420)	(8,765)	(5,056)
Amortization of goodwill from merger	-	(72,427)	(2,037)	(91,211)

	(62,191)	(130,881)	(112,588)	(194,069)

INCOME (LOSS) FROM ELECTRIC UTILITY SERVICE	159,505	40,163	287,561	115,285

EQUITY IN SUBSIDIARIES	62,072	13,448	-	-

FINANCIAL INCOME
Financial income	82,785	67,438	113,270	89,734
Financial expenses	(142,687)	(154,580)	(191,046)	(208,995)

	(59,902)	(87,142)	(77,776)	(119,261)

INCOME FROM OPERATIONS	161,675	(33,531)	209,785	(3,976)

NONOPERATING INCOME
Nonoperating income	-	1,697	377	1,996
Nonoperating expense	(280)	(598)	(1,416)	(2,298)

	(280)	1,099	(1,039)	(302)

INCOME BEFORE TAXES ON INCOME AND EXTRAORDINARY ITEM	161,395	(32,432)	208,746	(4,278)

Social Contribution Tax	(5,102)	(319)	(15,817)	(5,324)
Deferred Social Contribution Tax	(4,644)	4,179	(4,858)	3,319
Income Tax	(14,743)	(2,298)	(42,149)	(16,273)
Deferred Income Tax	(12,699)	9,847	(14,933)	7,856

Extraordinary Item, Net of Tax Effects	(2,669)	(2,669)	(8,078)	(8,078)

INCOME BEFORE MINORITY INTEREST	121,538	(23,692)	122,911	(22,778)
Minority interest participation	-	-	(1,373)	(914)

NET INCOME (LOSS)	121,538	(23,692)	121,538	(23,692)

CPFL Geração de Energia S.A.
(Convenience Translation into English from the Original Previously Issued in Portuguese)
Statement of Operations for the Quarters Ended March 31, 2005 and 2004
(In thousands of Brazilian Reais)

	Company		Consolidated

	2005	2004	2005	2004

	From	From	From	From
	January to	January to	January to	January to
	March	March	March	March

OPERATING REVENUES
Energy sales to final consumers / distributors	-	-	100,013	86,773
Other	904	189	904	189

	904	189	100,917	86,962
DEDUCTIONS FROM OPERATING REVENUES
ICMS (State VAT)	-	-	-	-
PIS (tax on revenue)	(15)	(71)	(1,617)	(1,176)
COFINS (tax on revenue)	(69)	(224)	(7,452)	(4,010)
ISS (service tax)	(45)	(6)	(45)	(6)
Global Reversion Quota	-	-	(519)	(589)
Tariff Charges - Resolution # 71/2002	-	-	-	-

	(129)	(301)	(9,633)	(5,781)

NET OPERATING REVENUES	775	(112)	91,284	81,181

ELECTRIC UTILITY SERVICE COSTS
Electricity Costs
Electricity purchased for resale	-	(328)	(1,230)	(1,744)
Electricity network usage charges	-	-	(416)	(68)

	-	(328)	(1,646)	(1,812)
Operating Costs
Personnel	-	-	(1,506)	(932)
Private pension plans	-	-	(98)	(52)
Materials	-	-	(93)	(219)
Outside services	-	-	(1,271)	(927)
Depreciation and amortization	-	-	(7,248)	(7,073)
Other	-	-	(212)	(168)

	-	-	(10,428)	(9,371)
GROSS PROFIT	775	(440)	79,210	69,998

OPERATING EXPENSES
Selling	-	-	(5)	(2)
General and Administrative	(2,260)	(2,529)	(4,766)	(3,193)
Other	-	-	(388)	(338)

	(2,260)	(2,529)	(5,159)	(3,533)

INCOME (LOSS) FROM ELECTRIC UTILITY SERVICE	(1,485)	(2,969)	74,051	66,465

FINANCIAL INCOME
Financial income	802	1,243	2,171	3,065
Financial expenses	(7,289)	(13,961)	(35,303)	(40,362)
Interest on capital	-	-	-	-

	(6,487)	(12,718)	(33,132)	(37,297)

EQUITY IN SUBSIDIARIES	32,212	29,572	-	-

Semesa S.A.	24,533	20,334	-	-
CPFL Centrais Elétricas S.A.	5,701	9,238	-	-
Barra Grande Energia S/A	1,978	-	-	-

INCOME FROM OPERATIONS	24,240	13,885	40,919	29,168

NONOPERATING INCOME	-	470	-	470

Nonoperating income	-	120	-	120
Nonoperating expense	-	350	-	350
INCOME BEFORE TAXES ON INCOME	24,240	14,355	40,919	29,638

Social contribution tax	-	1,370	(4,425)	(2,706)
Income tax	-	1,135	(12,254)	(10,072)

INCOME BEFORE EXTRAORDINARY ITEM	24,240	16,860	24,240	16,860

Extraordinary item, net of tax effects	(82)	(54)	(82)	(54)

INCOME BEFORE MINORITY INTEREST	24,158	16,806	24,158	16,806

INCOME BEFORE REVERSAL OF INTEREST ON CAPITAL	24,158	16,806	24,158	16,806

Reversal of interest on capital	-	-	-	-

NET INCOME	24,158	16,806	24,158	16,806

FORWARD-LOOKING STATEMENT DISCLAIMER
This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of CPFL Energia and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in CPFL Energia’s reports filed with the United States Securities and Exchange Commission. Although CPFL Energia believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to CPFL Energia’s management, CPFL Energia cannot guarantee future results or events. CPFL Energia expressly disclaims a duty to update any of the forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.